UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Provides Update on Release of Financial Statements

Company to Restate Results for Year Ended August 31, 2006 and Quarterly Results for 2007

Annual General Meeting Now Scheduled For April 30, 2008

TORONTO--(MARKET WIRE) February 28, 2008—Peace Arch Entertainment Group Inc. (AMEX:PAE) (TSX:PAE), an integrated global entertainment company, today provided a status update with respect to the Company’s filing of its financial statements for the year ended August 31, 2007 and its first quarter ended November 30, 2007. The Company also announced that the date of its annual and special meeting of shareholders is now April 30, 2008, with the record date being March 31, 2008.

“Since our change in management late last year, Peace Arch has accelerated its evolution from a film and television production company into a fully integrated North American distributor and international sales operation” said Jeff Sagansky, Chief Executive Officer of Peace Arch Entertainment.  “As a result, we have taken a conservative view of the future prospects of a number of our older productions that will be reflected in our 2007 year end statements. In addition, we have re-examined certain issues relating primarily to interest and taxation that will require a restatement of our 2006 annual statement and our first three quarterly statements for 2007.  Though work continues, with these changes we believe our audit is now substantially complete and we will enter the next phase of the Company’s expansion on firm financial footing.  Based on the information available to us today, we anticipate that our annual financial statements will be filed by mid-March, with our first quarter results to be filed shortly thereafter. We confirm once again that except for the final financial information contained in our statements, there is no material information concerning the affairs of the Company that has not been generally disclosed at the time of this announcement.”

As part of its detailed review of the Company’s fourth quarter results, management re-evaluated its investment in film and television programming and concluded that there was an impairment in value across seven motion picture titles that will result in a write down of approximately $5.5 million. The majority of these titles were delivered in fiscal 2005. This write down reflects management’s current valuation of the future sales prospects of these older titles based on sales made to date and management’s assessment of current market conditions.

In addition, upon the recommendation of management to the Audit Committee of the Board of Directors of the Company, the Company determined that its audited financial statements for the year ended August 31, 2006 and unaudited quarterly financial statements for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007 should be restated in order to amend the Company’s accounting treatment of (i) a portion of the interest incurred on certain of its production loans and the impact of that treatment on the Company’s amortization of its investment in film and television programming, (ii) warrant costs incurred during the quarter ended February 28, 2007, (iii) interest and penalties relating to outstanding corporate tax issues for its year ended August 31, 2006, and (iv) an understatement of the Company’s provision for income taxes for each of the quarterly periods noted above.

The currently estimated impact of these adjustments on the Company’s net earnings for the year ended August 31, 2006 amounts to a decrease of approximately $499,000.  For the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, these adjustments result in decreases of approximately $459,000, $1,003,000 and $748,000, respectively.

During 2006 and 2007, the Company capitalized to investment in film and television programming the cost of interest incurred on certain loans received for the purpose of financing that programming. Management subsequently determined that a portion of the loan proceeds was deployed in the Company’s corporate operations, so an allocable portion of the interest should have been expensed rather than capitalized. The increase to interest expense for the year ended August 31, 2006 is currently estimated to be approximately $500,000. For the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007, the increase to interest expense is $245,000, $272,000 and $266,000, respectively. The corresponding reduction to the Company’s investment in film and television programming results in a decrease in amortization of $177,000 for the year ended August 31, 2006 and a decrease for the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007 of $48,000, $136,000 and $85,000 respectively.

The Company also made a revision to its 2006 annual financial statements related to its recognition of potential interest and penalties on pending corporate tax matters. The Company determined that a provision for interest and penalties should have been made for the fiscal year ended August 31, 2006, resulting in an increase to selling, general and administration expense of $176,000 for that year.

The Company identified a required revision to its February 28, 2007 quarterly financial statements related to the understatement of warrant costs due to a revaluation of common share purchase warrants that should have been made on the date they vested. The adjustment resulted in a $291,000 increase to stock and warrant based compensation costs.

Following an extensive review of its corporate tax affairs, the Company re-evaluated its potential risk associated with the recognition and measurement of its income tax provision and provided for these uncertainties. This review results in an increase in the provision for income taxes for the quarterly periods ended November 30, 2006, February 28, 2007 and May 31, 2007 of $262,000, $576,000 and $567,000 respectively.

These adjustments are preliminary and unaudited and reflect anticipated restatements as of the issuance of this press release.  These results are subject to change arising from the restatement process, subsequent events and the completion of the audit of the Company’s financial statements by the Company’s independent auditors.

The Company has not yet filed its financial statements for the periods ending August 31, 2007 and November 30, 2007 due to reasons previously disclosed by the Company.  On December 13, 2007 the Ontario Securities Commission (“OSC”) issued a Management Cease Trade Order until such time as the statements are filed. On January 28, 2007, the OSC agreed that the Management Cease Trade Order will remain in place to allow the Company additional time to complete the statements, provided the Company continues to comply with the alternative information guidelines of the OSC. The Company intends to continue complying with the alternative information guidelines of the OSC until such time as it becomes current with its filing obligations.

This update is provided pursuant to the alternative information guidelines of the OSC.  These guidelines require the Company to provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com. For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe,” “estimate,” “project,” “expect,” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, that the corresponding restatement of the Company’s financial statements may change based upon the Audit Committee’s ongoing analysis, that the Company’s ability to file required reports timely with the Securities and Exchange Commission will be impaired, that potential claims or proceedings may arise relating to such matters, that the Audit Committee in consultation with the Company’s independent public accounting firm will determine that the proper accounting differs from the accounting treatment upon which the assumptions and forward looking statements in this release are based and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Marketwire

Contact:

Roy Bodner

Senior Vice President

Marketing and Communications

Peace Arch Entertainment

(310) 776-7208

Email Contact: Email Contact

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 28, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.